July 16, 2010

Stephen J. Wiehe, President and Chief Executive Officer
SciQuest, Inc.
6501 Weston Parkway, Suite 200
Cary, North Carolina 27513

> **Re:** **SciQuest, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 24, 2010**
> **File No. 333-165720**

Dear Mr. Wiehe:

We have reviewed the above-referenced filing and the related response letter dated June 24, 2010 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 15, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 38

1.   We refer to your revisions made in response to prior comment 3 and note that you have provided quantitative data for your target vertical markets for the year ended December 31, 2009. Please revise your document to include such disclosure for the other years covered by your consolidated financial statements.

Critical Accounting Policies

Stock-Based Compensation

April 2010 Grants, page 48

2.   We note your response to prior comment 4. Revise your disclosure to discuss why your valuations changed between your January 2010 and April 2010 option grants. Your disclosure should identify each of the predominant factors that contributed to the increase valuation. The disclosure should further address why factors or assumptions have been changed.

Notes to Financial Statements

Note 13. Subsequent Events (unaudited), page F-29

3.   We note your response to prior comment 8 and your revisions made to this
        footnote. Revise to include the amount of the cash bonus when determined.

        You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 or, in
her absence, Stephen G. Krikorian, Accounting Branch Chief at (202) 551-3488 if you
have questions regarding comments on the financial statements and related matters.
Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or me at (202) 551-
3735 with any other questions.

                                                        Sincerely,

                                                        Barbara C. Jacobs
                                                        Assistant Director

cc: Via Facsimile: (404) 365-9532
        Grant W. Collingsworth, Esq.
        Seth K. Weiner, Esq.
        Morris, Manning & Martin, LLP